Schering to divest 50% interest in ALK-Scherax

Berlin, December 13, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR), announced today that it will sell its fifty percent interest in the German distributor ALK-Scherax Arzneimittel GmbH at the start of 2006 to the Danish pharmaceutical company ALK-Abello A/S, which already owns a fifty percent interest in this company.

In 1997, ALK-Abello A/S and Schering AG formed ALK-Scherax to distribute and market ALK-Abello's products for the diagnosis and treatment of allergic diseases in Germany. Under the terms of the existing agreement, Schering AG's fifty percent interest would be transferred to ALK-Abello by December 31, 2010. However, ALK-Abello is seeking to buy Schering's fifty percent interest before the prescribed date. Schering has agreed to the transaction since the activities of ALK-Scherax are not part of Schering's core business.

The acquisition is subject to merger clearance. The final purchase agreement is expected to be concluded in the beginning of 2006.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng